Exhibit 99.1
ERMENEGILDO ZEGNA GROUP ANNOUNCES PUBLICATION OF THE CONVOCATION NOTICE FOR ITS 2026 ANNUAL GENERAL MEETING
April 30, 2026 – MILAN—(Business Wire)—Ermenegildo Zegna N.V. (NYSE:ZGN) (the “Company” and, together with its consolidated subsidiaries, the “Ermenegildo Zegna Group” or the “Group”) today announced the publication of the convocation notice for its Annual General Meeting (“AGM”), which will be held on Friday, June 26, 2026 at 12:00 p.m. CET at the Steigenberger Airport Hotel Amsterdam, Stationsplein ZW 951, 1117 CE Schiphol-Oost, the Netherlands.
The convocation notice, explanatory notes, and other AGM materials, which include Ermenegildo Zegna’s 2025 statutory audited financial statements, are available under the relevant section of Ermenegildo Zegna Group’s corporate website at https://www.zegnagroup.com/en/corporate-governance/general-meetings/. Shareholders may request a physical copy of the Company’s 2025 statutory audited financial statements, free of charge, through the contacts below.

In addition, as communicated on March 20, 2026, the Company’s Board of Directors intends to recommend shareholders a distribution from retained earnings with respect to the financial year 2025 of €0.12 per ordinary share, resulting in a total distribution of approximately €32 million1.

The distribution will be subject to approval by shareholders at the AGM. If the shareholders approve the proposed dividend distribution, the ex-date and the record dates will be July 6, 2026, and the payment date July 29, 2026. The distribution will be paid in US dollars based on an exchange rate that will be published, together with the other dividend information and important notice on dividend taxation, on June 30, 2026 under the Stock Info section of Group’s corporate website at https://ir.zegnagroup.com.

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About Ermenegildo Zegna Group
Founded in 1910 in Trivero, Italy, the Ermenegildo Zegna Group (NYSE:ZGN) is a global luxury company with a leading position in the high-end menswear business. Through its three complementary brands, the Group reaches a wide range of communities and market segments across the high-end fashion industry, from ZEGNA’s timeless luxury to the modern tailoring of Thom Browne, to seductive elegance with TOM FORD FASHION. The Ermenegildo Zegna Group is internationally recognized for its unique Filiera, owned and controlled by the Group, which is made up of the finest Italian textile producers fully integrated with unique luxury manufacturing capabilities, to ensure superior excellence, quality and innovation capacity. The Ermenegildo Zegna Group has more than 7,200 employees and recorded revenues of €1.92 billion in 2025.

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Contacts
Paola Durante, Chief of External Relations and Sustainability
Alice Poggioli, Investor Relations Director

ir@zegna.com / corporatepress@zegna.com

1 Based on 268,312,050 issued and outstanding Ordinary Shares at March 6, 2026.
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